July 11, 2014

British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor - MERUS LABS INTERNATIONAL INC.

We have reviewed the information contained in the Notice of Change of Auditor of Merus Labs International Inc. dated July 11, 2014 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours truly

Licensed Public Accountants
Chartered Professional Accountants